LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

November 16, 2015

Heather Percival

Russell Mancuso

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	LDK Solar CO., Ltd.
Registration Statement on Form F-3, as amended
Initially filed July 2, 2015
File No. 333-205446

Dear Ms. Percival and Mr. Mancuso:

We hereby request that the effective date of the above-referenced registration statement on Form F-3, as amended, be accelerated so that it be declared effective at 5:00 p.m., Washington D.C. time, on November 17, 2015 or as soon as practicable thereafter. In requesting acceleration of such effective date, we hereby acknowledge that:

•	should the SEC or the Staff thereof, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff thereof, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

Sincerely,

/s/ Zhibin Liu
Name:	Zhibin Liu
Title:	President & Chief Executive Officer

/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

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